             [LETTERHEAD OF 7UP/RC BOTTLING COMPANY APPEARS HERE]

                      SUPPLEMENT TO INFORMATION STATEMENT
                                  PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
                IS REQUIRED IN CONNECTION WITH THIS SUPPLEMENT.

  This Supplement to Information Statement supplements the Information Statement previously mailed on or about March 14, 1997, to holders of record of the Common Stock, par value $0.01 per share ("Share", collectively the "Shares" or the "Common Stock") of Seven-Up/RC Bottling Company of Southern California, Inc., a Delaware corporation (the "Company"), at the close of business on or about February 28, 1997, in connection with the tender offer commenced by Dr Pepper Bottling Company of Texas, a Texas corporation ("Parent"), and its subsidiary, DPB Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all outstanding Shares on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer was disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 7, 1997, which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of February 28, 1997 (the "Merger Agreement"), by and among the Company, Parent, and Purchaser.

  Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on March 7, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 3, 1997, unless the Offer is extended in accordance with its terms.

  The following table restates information concerning the compensation of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company, as of December 31, 1996, whose annual compensation for the fiscal year ended December 31, 1996 exceeded $100,000, for services in all capacities to the Company and its subsidiaries during each of the fiscal years ended December 31, 1994, 1995, and 1996:

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                                       ----------------------
               NAME AND                                           ALL OTHER
          PRINCIPAL POSITION           YEAR  SALARY   BONUS   COMPENSATION(/1/)
          ------------------           ---- -------- -------- -----------------
Bart S. Brodkin....................... 1996 $316,098 $667,083      $ 9,091
 Director, Chief Executive Officer,    1995  300,000   54,000        7,933
 and President                         1994  275,580   53,573       12,120
Roy S. Breneman....................... 1996 $127,824 $115,325      $ 5,400
 Chief Sales and Marketing Officer,    1995  138,960      --        14,785
 and Executive Vice President          1994  133,920      --        17,740
Louis Janicich........................ 1996 $129,600 $116,856      $16,880
 Senior Vice President of Human        1995  128,295      --       165,413(/2/)
 Resources and Secretary               1994  123,660      --        22,421
Richard Ferguson...................... 1996 $ 94,271 $ 78,333      $ 6,000
 Chief Financial Officer and           1995   77,100      --           --
 Executive Vice President              1994   75,120      --           --
F.L. Joseph Chalmers.................. 1996 $117,060 $ 83,465      $ 3,720
 Senior Vice President of Operations   1995  110,685      --         3,720
                                       1994  106,680      --         3,720

--------
(1) Represents amounts paid by the Company for life insurance premiums, automobile reimbursement and employer matched 401(k) payments. Includes contributions by the Company to the Company's target benefit defined contribution plan on behalf of each of the named executives for 1994. Contributions by the Company under this plan on behalf of the named executives for 1995 and 1996 have not yet been calculated.
(2) Includes funds received from termination of the 401-E program that were previously reported as bonus for this employee.